Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	December 31,
(dollars in thousands)	2009		2008		2007		2006	2005
Earnings
Income (loss) before provision for income taxes	$104,346		$262,385		$6,409		$(26,904)	$(4,969)
Plus: fixed charges (1)	29,067		37,303		44,345		62,531	49,766

	$133,413		$299,688		$50,754		$35,627	$44,797

Fixed Charges:
Gross interest expense	27,354		35,565		42,866		61,019	47,991
Estimate of the interest within operating leases	1,713		1,738		1,479		1,512	1,775

	$29,067		$37,303		$44,345		$62,531	$49,766

Ratio of earnings to fixed charges	4.6	x	8.0	x	1.1	x	*	*

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of operating rental expenses which management believes is representative of the interest component of rent expense.

*	Due to the losses for 2006 and 2005 the coverage ratio was less than 1:1. Innophos must generate additional earnings of $26,904 for 2006 and $4,969 for 2005, respectively, to achieve a ratio of 1:1 for those periods.